                                                                    (d)(15)(ii)

[GRAPHIC]

January 1, 2007

ING Equity Trust
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258-2034

Re:Expense Limitations

Ladies and Gentlemen:

For the Class A, B, C, I and Q shares of ING MidCap Opportunities Fund, a series of ING Equity Trust, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Equity Trust, dated September 23, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005, as if the Maximum Operating Expense Limits specified in Schedule A of the Expense Limitation Agreement were as follows:

                                        Maximum Operating Expense Limit
                                        (as a percentage of average net
          Name of Fund                             assets)
          ------------                  ----------------------------
                                        Class   Class Class Class Class
                                          A       B     C     I     Q
          -                             -----   ----- ----- ----- -----
          ING MidCap Opportunities Fund 1.25%   2.00% 2.00% 1.00% 1.25%

We are willing to be bound by this letter agreement to lower our fees for the period from January 1, 2007 through and including December 31, 2007. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall not be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,


/s/ Todd Modic
--------------------------
Todd Modic
Senior Vice President

     7337 East Doubletree Ranch Road Tel: 480.477.3000 ING Investments, LLC
     Scottsdale, AZ 85258-2034...... Fax: 480.477.2700
                                      www.ingfunds.com